John Hancock Advisers, LLC

601 Congress Street

Boston, Massachusetts 02210

As of September 11, 2012

To the Trustees of

John Hancock Bank and Thrift Opportunity Fund

601 Congress Street

Boston, Massachusetts 02210

Re: Expense Limitation Regarding Administration Agreement

With reference to the Administration Agreement, dated August 15, 1994 (“Administration Agreement”), entered into between John Hancock Bank and Thrift Opportunity Fund (the “Fund”) and John Hancock Advisers, LLC (the “Adviser”), we hereby notify you as follows:

The Adviser agrees to limit its fee applicable to the Administration Agreement to 0.10% annually of the Fund’s average weekly gross assets.

“Gross assets” of the Fund means total assets of the Fund, including any form of investment leverage, minus all accrued expenses incurred in the normal course of operations, but not excluding any liabilities or obligations attributable to investment leverage obtained through (i) indebtedness of any type (including, without limitation, borrowing through a credit facility/commercial paper program or other forms of borrowings or the issuance of debt securities), (ii) the issuance of preferred shares or other similar preference securities, and/or (iii) any other means.

The Adviser reserves the right to terminate this limitation in the future.

Very truly yours,

JOhn Hancock Advisers, LLC

By:/s/ Jeff Long

Name: Jeff Long

Title: Chief Financial Officer